November 2, 2009
Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
1 Station Place N.E., Stop 4631
Washington, DC 20549-4631
Re:	Moog Inc. Form 10-K for Fiscal Year Ended September 27, 2008 Filed November 28, 2008 Proxy Statement Filed December 10, 2008 File No. 1-05129
Dear Mr. O’Brien:
We have reviewed your October 19, 2009 letter regarding your comment on disclosures contained in the above-referenced SEC filings. For convenience of reference, we have included the Staff’s comment in italics before our response.
Form 10-K for the Fiscal Year Ended September 27, 2008
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 110
Comment 1:
We note your response to comment 3 in our letter dated September 1, 2009, including your proposed disclosure. Please revise your proposed disclosure to clarify what types of transactions are covered by the general provisions relating to possible conflicts of interest that you cite, and clearly describe the standards you and any of your committees will apply pursuant to these provisions. Please also identify any transaction required to be reported under Item 404(a) that were not required to be reviewed or where your policies and procedures for review were not followed.

Response:
Proposed disclosure:
We use a combination of Company policies and established review procedures, including adherence to New York Stock Exchange Listing standards, to ensure related party transactions are reviewed, approved and ratified, as appropriate. We do not maintain these policies and procedures under a single written policy.
The Corporate Governance and Nominating Committee is responsible for developing, recommending and reviewing annually the Board of Directors Corporate Governance Guidelines to comply with state and federal laws and regulations, and with New York Stock Exchange Listing Standards. The Board of Directors is further required to meet the independence standards set forth in the New York Stock Exchange Listed Company Manual. The Audit Committee is responsible for the review, approval or ratification of any related party transactions as noted in the “Compliance Oversight Responsibilities” section of the Charter of the Audit Committee of the Board of Directors. Our Statement of Business Ethics, which applies to all directors, officers and employees, provides guidance on matters such as conflicts of interest and procurement integrity, among others.
We require that each director and officer complete a questionnaire annually. The questionnaire requires positive written affirmation regarding related party transactions that may constitute a conflict of interest, including: any transaction or proposed transaction in excess of $120,000 involving the director or officer or an immediate family member and the Company, a subsidiary or any pension or retirement savings plan; any indebtedness to the Company; dealings with competitors, suppliers or customers; any interest in real or personal property in which the corporation also has an interest; and the potential sale of any real or personal property or business venture or opportunity that will be presented to the Company for consideration. We review each questionnaire to identify any transactions or relationships that may constitute a conflict of interest, require disclosure, or affect an independence determination. Any such transactions with the directors, officers, their immediate family members or any 5% shareholder are reviewed by the Audit Committee, and when necessary, the full Board of Directors. These reviews are intended to ensure any such transactions are conducted on an arms length basis and do not conflict with the director’s or officer’s responsibilities to the Company. There were no transactions required to be reported under Item 404(a) that were not required to be reviewed or where the Company’s policies and procedures for review were not followed.

We believe that our response and proposed disclosure in future filings adequately addresses the comment in your letter. If you have any questions or require any additional information, please contact Don Fishback, Moog’s Vice President — Finance, Jennifer Walter, Moog’s Controller, or me at (716) 652-2000.

Sincerely,
/s/ John R. Scannell
John R. Scannell,
Vice President and Chief Financial Officer

cc:	Robert T. Brady, Moog — Chairman of the Board and Chief Executive Officer Tracey McKoy, SEC — Staff Accountant